                                                                       EXHIBIT 6

                             [CMP MEDIA INC. LETTERHEAD]


                                                                     May 6, 1999

Dear Stockholders:

I am pleased to inform you that CMP Media Inc. has signed a merger agreement with Miller Freeman Worldwide plc under which a subsidiary of Miller Freeman has commenced a tender offer to purchase all of the outstanding CMP shares at $39.00 per share in cash. The tender offer will be followed by a merger of the subsidiary into CMP in which each remaining CMP share will be converted into the right to receive $39.00 in cash.

After careful consideration, your Board of Directors has unanimously approved the merger agreement, the offer and the merger and determined that the offer and the merger are fair to, and in the best interests of, CMP's stockholders. Accordingly, the Board of Directors unanimously recommends that all stockholders accept the offer and tender their shares pursuant to the offer.

In arriving at its determination and recommendation, the Board of Directors gave careful consideration to the factors described in the attached Schedule 14D-9, including the opinion of Lazard Freres & Co. LLC, dated April 28, 1999, to the effect that the cash consideration to be received by CMP's stockholders in the tender offer and the merger is fair, from a financial point of view, to CMP's stockholders. Additional information with respect to the Board of Directors' decision is contained in the attached Schedule 14D-9, and we urge you to consider this information carefully.

In addition to the attached Schedule 14D-9, we also enclose Miller Freeman's Offer to Purchase, dated May 6, 1999, together with related materials, including a Letter of Transmittal, to be used for tendering your shares. These documents set forth the terms and conditions of the offer and the merger and provide instructions as to how to tender your shares. We urge you to read the enclosed materials carefully in making your decision with respect to tendering your shares pursuant to the offer.

The management and directors of CMP thank you for the support you have given
CMP.

                                        Sincerely,

                                       /s/ Michael S. Leeds

                                       Michael S. Leeds
                                       President and Chief Executive Officer